Exhibit (a)51
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UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

IN RE GENZYME COPRORATION	)	Master Docket No. 1:10-CV-11356
SHAREHOLDER LITIGATION	)
	)	CLASS ACTION
This Document Relates To:	)
	)	PLAINTIFFS’ MOTION FOR LEAVE TO
ALL ACTIONS.	)	FILE SECOND AMENDED
	)	SHAREHOLDER CLASS ACTION
	)	COMPLAINT
     Pursuant to Federal Rule of Civil Procedure 15(a), plaintiffs Jerry L. & Mena M. Morelos Revocable Trust, Bernard Malina, Emanuel Resendes, William S. Field, III, Trustee U/A Dated October 12, 1991 William S. Field Jr., and Warren Pinchuck, by and through their counsel, hereby move the Court for leave to file a Second Amended Shareholder Class Action Complaint (“SACC”), a copy of which is attached hereto as Exhibit A. Based on this Motion and the accompanying Memorandum of Points and Authorities, Plaintiffs respectfully request that the Court grant plaintiffs leave to amend and accept the [Proposed] SACC for filing. The [Proposed] Order Granting Plaintiffs’ Motion for Leave to File a SACC is attached hereto as Exhibit B.

Dated: March 22, 2011	ROBBINS UMEDA LLP MARC M. UMEDA STEPHEN J. ODDO ARSHAN AMIRI JUSTIN D. RIEGER
/s/ Stephen J. Oddo
STEPHEN J. ODDO, PHV
600 B Street, Suite 1900 San Diego, CA 92101

Case 1:10-cv-11356-JLT Document 38 Filed 03/22/11 Page 2 of 3

Telephone: (619) 525-3990
Facsimile : (619) 525-3991
E-mail: mumeda@robbinsumeda.com
          soddo@robbinsumeda.com
          aamiri@robbinsumeda.com
          jrieger@robbinsumeda.com

HARWOOD FEFFER LLP
ROBERT I. HARWOOD
JEFFREY M. NORTON
488 Madison Ave.
New York, NY 10022
Telephone: (212) 935-7400
Facsimile: (212) 753-3630
Email: rharwood@hfesq.com
          jnorton@hfesq.com

Interim Co-Lead Counsel for Plaintiffs and the Proposed Class

RICHARD M. GELB, BBO# 188240
DANIEL K. GELB, BBO# 659703
STAMENIA (STEPHANIE) TZOUGANATOS,
BBO# 661509
GELB & GELB LLP
84 State Street, 4th Floor
Boston, MA 02109
Telephone: (617) 345-0010
Facsimile: (617) 345-0009
Email: rgelb@gelbgelb.com
          dgelb@gelbgelb.com
          stzouganatos@gelbgelb.com

HUTCHINGS, BARSAMIAN, MANDELCORN
   & ZEYTOONIAN, LLP
THEODORE M. HESS-MAHAN, BBO #557109
110 Cedar Street, Suite 250
Wellesley Hills, MA 02481
Telephone: (781) 431-2231
Facsimile: (781) 431-8726
E-mail: thess-mahan@hutchingsbarsamian.com

Interim Liaison Counsel for Plaintiffs and the Proposed Class

Case 1:10-cv-11356-JLT Document 38-1 Filed 03/22/11 Page 1 of 35
EXHIBIT A

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UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

Master Docket No. 1:10-CV-11356
IN RE GENZYME COPRORATION
SHAREHOLDER LITIGATION	SECOND AMENDED SHAREHOLDER
CLASS ACTION COMPLAINT

JURY TRIAL DEMANDED
     Plaintiffs, Jerry L. & Mena M. Morelos Revocable Trust (“Morelos Trust”), Bernard Malina, Emanuel Resendes, William S. Field, III, Trustee U/A Dated October 12, 1991 By William S. Field Jr., and Warren Pinchuck (“Plaintiffs”), individually and on behalf of all other persons similarly situated, allege the following based upon the investigation by Plaintiffs’ counsel, which included, inter alia, a review of the U.S. Securities and Exchange Commission (“SEC”) filings, wire and press releases, securities analysts’ reports, advisories, news articles, and information readily obtainable on the Internet.
NATURE OF THE ACTION
     1. Plaintiffs bring this action, individually and as a class action, on behalf of all persons, other than defendants and their affiliates, who own Genzyme Corporation (“Genzyme” or the “Company”) common stock and are similarly situated (the “Class”), against Genzyme and certain of its officers and directors for violations of federal and state law, and seeking equitable relief.
     2. Genzyme, a Massachusetts corporation located in Cambridge, Massachusetts, is a global biotechnology company that is focused on rare genetic disorders, renal disease, orthopedics, cancer, transplant and immune disease, and diagnostic and predictive testing. Genzyme is protected from generic competition because its products and pipeline focus on extremely rare genetic diseases.
     3. While the Company has an enviable product pipeline and current valuable products, under the direction of Genzyme Chief Executive Officer (“CEO”) Henri A. Termeer

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(“Termeer”), the Company has experienced continuous problems with its manufacturing facilities, which led to a series of regulatory actions taken by the U.S. Food and Drug Administration (“FDA”). On February 27, 2009, the FDA sent the Company a warning letter over what federal regulators described as “significant objectionable conditions” at its Boston manufacturing plant. A few months later, the Company shut down its Boston plant after it was found to have a viral contamination. Unsurprisingly, the market reacted negatively to these significant, but curable, problems.
     4. The Company’s manufacturing problems pushed the Company’s stock from a high of $83.06 on August 15, 2008, to its lowest point in over five years of $47.81 in June 2010. A federal securities fraud class action was filed against the Company and multiple shareholders filed shareholder derivative actions against the Company’s directors and certain of its officers relating to the manufacturing problems and the FDA warning letter.
     5. Despite the troubles that have plagued the Company as a result of this mismanagement, beginning in June 2010, Sanofi-Aventis (“Sanofi”) approached Genzyme about acquiring the Company. Instead of engaging with Sanofi in constructive discussions designed to maximize shareholder value, defendants instead thwarted Sanofi’s interest in Genzyme. First, defendants tried to stall Sanofi, insisting that its internal troubles and a pending proxy contest initiated by investor Carl Icahn (“Icahn”) made discussions concerning a potential transaction impractical. Then, even after those issues were resolved, defendants still refused to negotiate with Sanofi for several months in order to protect their own positions at Genzyme.
     6. Defendants’ refusal to negotiate with Sanofi forced Sanofi in August 2010, to go public with its proposal for an acquisition at $69 per share, while at the same time giving every indication that if it was given access to due diligence, it might increase its offer to as high as $80 per share. When even that did not bring Genzyme to the table, Sanofi was forced to take its offer directly to Genzyme shareholders by initiating a hostile tender offer at $69 per share (the “Offer”).

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     7. Defendants still refused to negotiate with Sanofi and were not truthful and forthcoming in their communications with Genzyme shareholders concerning the Offer. On October 7, 2010, in response to the Offer, defendants filed with the SEC, and disseminated to Genzyme shareholders, a Solicitation/Recommendation Statement on Schedule 14D-9 (the “14D-9”) urging that shareholders not tender their shares to Sanofi. As alleged herein, the 14D-9 contained numerous material omissions and/or misstatements in contravention of §14(a) and §20(a) of the Securities Exchange Act of 1934 (“Exchange Act”) and/or defendants’ fiduciary duty of disclosure under state law. Without this material information, Genzyme shareholders were unable to make a fully-informed decision as to the adequacy of the Offer and whether to tender their shares.
     8. Earlier this year, due to mounting public pressure, including the pressure applied by Plaintiffs through their litigation efforts in this action, Genzyme finally agreed to negotiate and provide Sanofi with access to non-public information. This led to a revised Sanofi offer, agreed to by Genzyme, pursuant to which Sanofi would acquire all outstanding common shares of Genzyme in an all cash tender offer of $74 cash per share and one Contingent Value Right (“CVR”) in accordance with a CVR Agreement (the “Revised Offer”).
     9. On March 7, 2011, defendants issued Amendment No. 25 to the 14D-9 (the “14D-9/A”) recommending that Genzyme shareholders tender their shares in accordance with the Revised Offer. However, the 14D-9/A contains numerous material misstatements and/or omissions, as alleged herein, concerning the analyses performed by Genzyme’s Financial Advisors, Credit Suisse Securities (USA) LLC (“Credit Suisse”) and Goldman, Sachs & Co. (“Goldman Sachs”) in connection with the fairness opinion they provided to Genzyme’s Board of Directors (the “Board”) on the Revised Offer. Without this information, Genzyme’s shareholders cannot determine whether the Revised Offer constitutes the best value reasonably available for their shares and, accordingly, whether they should tender their shares in their Revised Offer.
     10. As explained herein, the foregoing omitted information is material to the decision of Genzyme shareholders as to whether to tender their shares pursuant to the Revised Offer.

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These omissions and/or misrepresentations constitute state law breaches of fiduciary duty, and violations of §14(a) and §20(a) of the Exchange Act which threaten Genzyme shareholders with irreparable harm for which money damages are not an adequate remedy. Thus, Plaintiffs seek injunctive relief to ensure that defendants cure their violations of state and federal law before the expiration of the Revised Offer.
PARTIES
     11. Plaintiffs, at all relevant times, have been continuous owners of common stock shares of Genzyme.
     12. Defendant Genzyme is a Massachusetts corporation with its principal place of business in Cambridge, Massachusetts. Genzyme is a biotechnology company with a broad product and service portfolio focused on rare genetic disease disorders, renal disease, orthopedics, cancer, transplant and immune disease, and diagnostic and predictive testing.
     13. Defendant Termeer is Genzyme’s CEO and has been since December 1985; Chairman of the Board and has been since May 1988; and President and a director and has been since October 1983.
     14. Defendant Michael S. Wyzga (“Wyzga”) is Genzyme’s Executive Vice President, Finance and has been since May 2003 and Chief Financial Officer and has been since July 1999. Wyzga was also Genzyme’s Chief Accounting Officer from January 1999 to November 2008; Senior Vice President, Finance from July 1999 to May 2003; Senior Vice President, Corporate Controller from January 1999 to July 1999; and Vice President and Corporate Controller from February 1998 to January 1999.
     15. Defendant Robert J. Carpenter is a Genzyme director and has been since 1994.
     16. Defendant Charles L. Cooney is a Genzyme director and has been since1983.
     17. Defendant Douglas A. Berthiaume is a Genzyme director and has been since 1988.
     18. Defendant Gail K. Boudreaux is a Genzyme director and has been since 2004.

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     19. Defendant Robert J. Bertolini is a Genzyme director and has been since December 2009.
     20. Defendant Victor J. Dzau is a Genzyme director and has been since 2000.
     21. Defendant Connie Mack III is a Genzyme director and has been since2001.
     22. Defendant Richard F. Syron is a Genzyme director and has been since2006.
     23. Defendant Ralph V. Whitworth is a Genzyme director and has been since April 2010.
     24. Defendant Steven Burakoff is a Genzyme director and has been since June 2010.
     25. Defendant Eric Ende is a Genzyme director and has been since June 2010.
     26. Defendant Dennis M. Fenton is a Genzyme director and has been since June 2010.
     27. The defendants named in ¶¶13-26 above are hereinafter referred to as the “Individual Defendants.”
     28. Defendant Sanofi is a French diversified global pharmaceutical company with a portfolio of diabetes drugs, vaccines, a broad range of consumer healthcare products, and research focused on biological products.
     29. The Individual Defendants, by reason of their corporate directorship and/or executive positions, are fiduciaries to and for the Company’s shareholders, and as such are required to: (i) exercise their best judgment; (ii) use their ability to control and manage Genzyme in a fair, just, and equitable manner; (iii) to act prudently and in the best interests of the Company’s shareholders; and (iv) avoid all conflicts of interest or abstain from voting.
JURISDICTION AND VENUE
     30. This Court has jurisdiction over claims asserted herein pursuant to §27 of the Exchange Act for violation of §14(a) and§20(a) of the Exchange Act.
     31. This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that conducts business in and maintains operations in this

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District, or is an individual who has sufficient minimum contacts with this District so as to render the exercise of jurisdiction by the District courts permissible under traditional notions of fair play and substantial justice.
     32. Venue is proper in this Court pursuant to 28 U.S.C. §1391(a) because: (i) Genzyme maintains its principal place of business in this District; (ii) one or more of the defendants either resides in or maintains executive offices in this District; (iii) a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein, and aiding and abetting and conspiracy in violation of fiduciary duties owed to Genzyme, occurred in this District; and (iv) defendants have received substantial compensation in this District by doing business here and engaging in numerous activities that had an effect in this District.
CLASS ACTION ALLEGATIONS
     33. Plaintiffs bring this action individually, and as a class action, on behalf of all stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as is described more fully below.
     34. The claims asserted herein are properly maintainable as class action counts because:
          (a) The Class is so numerous that joinder of all members is impractical. As of January 31, 2011, the Company had over 261 million outstanding shares of its common stock, held by individuals and entities too numerous to bring separate actions. It is reasonable to assume that holders of the common stock are geographically dispersed throughout the United States; and

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          (b) There are questions of law and fact which are common to the Class, and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:
               (i) Whether the defendants have breached their fiduciary duties owed by them to Plaintiffs and the other members of the Class;
               (ii) Whether the defendants have violated §14(a) and §20(a) of the Exchange Act;
               (iii) Whether Sanofi aided and abetted defendants breach of fiduciary duties; and
               (iv) Whether the Class is entitled to equitable relief as a result of the wrongful conduct committed by defendants.
     35. Plaintiffs are members of the Class and are committed to prosecuting this action. Plaintiffs have retained competent counsel experienced in litigation of this nature. Plaintiffs’ claims are typical of the claims of the other members of the Class and Plaintiffs have the same interests as the other members of the Class. Accordingly, Plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.
     36. Defendants have acted or refused to act on grounds generally applicable to the Class, thereby making appropriate the relief sought herein with respect to the Class as a whole.
     37. The likelihood of individual Class members prosecuting separate individual actions is remote due to the relatively small loss suffered by each Class member as compared to the burden and expense of prosecuting litigation of this nature and magnitude. Absent a class action, defendants are likely to avoid liability for their wrongdoing, and Class members are unlikely to obtain redress for their wrongs alleged herein. There are no difficulties likely to be encountered in the management of the Class claims. This Court is an appropriate forum for this dispute.

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THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     38. Under Massachusetts law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; or (ii) a breakup of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, including a significant premium at the highest price attainable in the market.
     39. To diligently comply with these duties, neither the officers nor the directors may take any action that:
          (a) would adversely affect the value provided to the corporation’s shareholders;
          (b) would discourage, inhibit, or deter alternative offers to purchase control of the corporation or its assets;
          (c) would contractually or de facto prohibit themselves from complying with their fiduciary duties;
          (d) would otherwise adversely affect their duty to secure the highest value reasonably available under the circumstances for the corporation’s shareholders; and/or
          (e) would provide the officers and/or directors with preferential treatment at the expense of, or separate from, the public shareholders.
     40. In accordance with their duty of loyalty, the Individual Defendants, as officers and/or directors of Genzyme, are obligated under Massachusetts law to refrain from:
          (a) participating in any transaction where the officers’ or directors’ loyalties are divided;
          (b) participating in any transaction where the officers or directors receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          (c) unjustly enriching themselves at the expense of or detriment to the public shareholders.

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     41. The Individual Defendants, separately and together, in connection with the Offer and Revised Offer, are negligently, recklessly, or knowingly violating their fiduciary duties, including their duties of loyalty, good faith, and independence owed to Plaintiffs and other public shareholders of Genzyme.
BACKGROUND TO THE OFFER AND REVISED OFFER
     42. On February 27, 2009, the FDA sent the Company a warning letter describing the Company’s Allston manufacturing plant as having “significant objectionable conditions.” A few months later, the Company shut down its Allston manufacturing facility after it was found to be contaminated by a virus.
     43. Although the Company attempted to clean-up the manufacturing plant, its attempt led to more FDA citations. On or about March 24, 2010, defendant Termeer and other Genzyme executives entered into a consent decree with the FDA, which requires Genzyme to pay a $175 million fine, to limit its distribution of certain products, to move certain of its operations out of its Allston plant, and to implement a comprehensive remediation plan to improve quality and compliance at the Allston plant, which will take between two and three years to complete.
     44. The FDA further required Genzyme to comply with a series of manufacturing milestones, which if not met, will result in additional fines to the Company of up to $15,000 per day for a period of seven to eight years. These run-ins with the FDA caused the Company’s stock price to plummet from a high of more than $83 per share in mid-2008, and as high as $73 as recently as mid-February 2009, to as low as $47 per share in June 2010. They also prompted the filing of a federal securities class action and several shareholder derivative actions by enraged Genzyme shareholders.
     45. In the midst of Genzyme’s turmoil, in February 2010, Sanofi began assessing a potential acquisition of Genzyme. On May 23, 2010, Sanofi CEO Christopher Viehbacher (“Viehbacher”) contacted defendant Termeer to convey Sanofi’s interest in acquiring the Company. Termeer responded that the Company could not engage in discussions until Genzyme

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shareholder Ichan’s proxy contest was resolved. In response to the troubling events at Genzyme, Icahn had initiated a proxy contest, proposing a new slate of directors. This ultimately resulted in a settlement on June 9, 2010, pursuant to which the Genzyme Board agreed to appoint two directors designated by Icahn.
     46. After resolution of the Icahn proxy contest, however, defendant Termeer contacted Viehbacher on July 10, 2010, to inform him that the Genzyme Board had determined that the timing was not right to explore a transaction with Sanofi. Termeer did not provide Viehbacher with any explanation for the Board’s decision.
     47. Word of Sanofi’s interest began leaking to the media shortly thereafter. On July 23, 2010, the New York Times published an article titled “Sanofi Said to Have Offered to Make a Bid for Genzyme.” The article stated:
Sanofi-Aventis has made an informal takeover approach to Genzyme, a person briefed on the matter said on Friday, as the French drug maker seeks to bolster its biotechnology offerings.
* * *
Genzyme would bring Sanofi an attractive portfolio of drugs that treat rare conditions like Fabry disease. Because of their relative complexity, Genzyme’s products fetch high prices. Cerezyme, a treatment for Gaucher’s disease and one of the company’s main products, has garnered more than $1 billion in annual sales, though it is used to treat fewer than 6,000 patients.
     48. In a July 26, 2010 article on Bloomberg.com, Sven Borho, an analyst with OrbiMed Advisors, stated that “if two or three companies get involved in bidding, the $80s are achieved really easily. There are so few good assets out there, and this is one of the more promising assets.” In addition to Sanofi, the Bloomberg.com article stated that GlaxoSmithKline plc made an overture to Genzyme. Other reports claimed that Johnson & Johnson was also interested in acquiring Genzyme.
     49. On July 29, 2010, Sanofi proposed in a letter to the Genzyme Board an acquisition price of $69 per share as a starting point for negotiations. Rather than exploit

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Sanofi’s interest to initiate a competitive sales process to maximize shareholder value, defendants instead dismissed the proposal out of hand without entering into any negotiations over an adequate price and without agreeing to provide Sanofi with any of the confidential information necessary for Sanofi to conduct due diligence concerning Genzyme’s business prospects and potentially increase its offer.
     50. On August 11, 2010, the first of several class action complaints was filed in this Court alleging breaches of fiduciary duty by Genzyme’s Board in connection with the Board’s consideration of a potential sale of the Company.
     51. Because of defendants’ unwarranted actions, on August 29, 2010, Sanofi was forced to make public its offer to buy Genzyme for $69 per share. In a letter to defendant Termeer, Viehbacher stated in part:
We are disappointed that you rejected our proposal on August 11 without discussing its substance with us. After our repeated requests, you agreed only to let our respective financial advisors hold a meeting of limited scope. Our financial advisors finally met briefly on August 24, but the meeting simply served as further confirmation that as throughout you remain unwilling to have constructive discussions. As I have mentioned to you, we are committed to a transaction with Genzyme, and, therefore, we feel we are left with no choice but to take our compelling proposal directly to your shareholders by making its terms public.
Sanofi-Aventis’ fully-financed, all-cash offer to acquire all of the issued and outstanding shares of Genzyme’s common stock for $69.00 per share represents a very significant premium of 38% over Genzyme’s unaffected share price of $49.86 on July 1, 2010. Our offer also represents a premium of almost 31% over the one-month historical average share price through July 22, 2010, the day prior to press speculation that Sanofi-Aventis had made an approach to acquire Genzyme. Based on the analysts’ consensus estimates, this represents a multiple of 36 times 2010 EPS and 20 times 2011 EPS, which takes into account the expected recovery of Genzyme’s performance in 2011.
     52. The following day, Monday, August 30, 2010, Genzyme rejected the $69 per share offer. In a letter to Sanofi, Termeer claimed the Board had unanimously rejected the offer and that the Board was “not prepared to engage” in negotiations with an “unrealistic” starting price, but failed to provide any substantiation for these statements.

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     53. The following day, a report came out that Matrix Asset Advisors (“Matrix”), a Genzyme investor group, sent a letter to the Company’s Board urging it to sit down at the table with Sanofi. The letter read in part:
The Board must weigh the present values of Sanofi’s near-term, certain, cash proposal (or others that might emerge) against the longer and riskier stay-the-course approach. Based on Sanofi’s letter and conference call, it is clear that the $69/share bid is simply a starting point for negotiations, and that their appraisal can move meaningfully higher as Genzyme demonstrates why it should.
     54. Matrix Chief Investment Officer David Katz (“Katz”) said in an interview that if Genzyme began negotiations at $69 per share, a consensus would likely be reached at a price in the mid $70s per share. If there is another bidder involved, Katz said, Genzyme would likely fetch a price in the low $80s per share. According to Katz, “[t]here is a very substantial bid on the table. It is sufficient to start discussions, rather than waiting for a higher opening bid.” Matrix had sent a letter to the Genzyme Board in April 2010 urging the Company to oust defendant Termeer as CEO and to consider a sale of the Company to a global pharmaceutical company.
     55. On August 31, 2010, the Wall Street Journal reported that Genzyme may be taking a serious risk by not engaging in talks with Sanofi. In particular, the article reported that:
...taken too far, Genzyme’s strategy could backfire. By keeping Sanofi from doing due diligence, the U.S. firm risks limiting any bid price. Regulators forced Genzyme to slow production of key drugs, leaving the company at risk until inventories are restored, likely at the end of 2011. That worry is largely responsible for the decline in Genzyme shares from a high topping $83 in 2008 to around $54 just before Sanofi’s approach last month.
Without confidence the problems are resolved, even the current offer looks rich. Genzyme trades at 19.5 times next year’s consensus earnings, compared with a peer average around 10.3 times, says Jim Birch enough of Barclays Capital.
Sanofi looks likely to raise its bid above $70 to get conversations flowing. But it also has a strong negotiating position. If it walks, Genzyme’s shares would likely return to about $50, wiping out paper gains for activist investors. Merrill Lynch estimates Carl Icahn bought his Genzyme shares in the low-to-mid $50s, while Relational Investors acquired its in the low-to-mid $60s.

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     With no sign of other bidders, Genzyme should beware overplaying its hand.
     56. On September 10, 2010, counsel for plaintiff Morelos Trust sent a letter to outside counsel for Genzyme concerning the August 30, 2010 rejection of Sanofi’s offer. The letter informed defendants that, while the $69 per share offer may not adequately value Genzyme, the actions of Termeer and the Board indicated that they were not taking the necessary steps to maximize shareholder value, as their fiduciary duties required. Plaintiff Morelos Trust urged the Board to include Sanofi and all other potentially interested parties in a fair and open bidding process designed to maximize return to Genzyme shareholders in connection with any potential sale of the Company, and to do so by permitting interested parties to conduct due diligence on a level playing field.
     57. On September 14, 2010, the Wall Street Journal reported that Genzyme agreed to sell its genetic-testing business to Laboratory Corp. of America Holdings for $925 million. The sale is part of defendants’ plan to also divest itself of two additional divisions, including its diagnostics business, which sells tests and testing supplies, and its pharmaceuticals intermediates unit, which sells pharmaceutical materials and technologies to other drug companies. According to the Company, it plans to “use the total sale proceeds [from the three units] to finance the second half of a $2 billion stock buyback slated for completion by May 2011.”
     58. On September 20, 2010, defendant Termeer and Viehbacher met to discuss Sanofi’s interest in acquiring Genzyme. At the meeting, Viehbacher requested that Genzyme agree to a price range of between $69 and $80 per share to facilitate negotiations. Remarkably, defendant Termeer dismissed Sanofi’s proposal out of hand and refused to suggest an alternative range, which Viehbacher requested in order to jumpstart the negotiations.
     59. On September 28, 2010, the Wall Street Journal reported that Genzyme’s continued refusal to engage Sanofi was risky. In particular, the article stated:
Termeer should beware taking his nonengagement strategy too far. Even if all goes smoothly, Genzyme is unlikely to trade near $69 a share as an independent company in the near term. If Sanofi gets fed up and walks away, Mr. Termeer might wind up with more time on his hands than he expected.

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     60. Faced with the Board’s stonewalling, on October 4, 2010, Sanofi took the offer directly to Genzyme’s shareholders, initiating a hostile tender offer at $69 per share. In the letter to defendant Termeer explaining the Offer, Viebacher stated in relevant part:
We are disappointed that you remain unwilling to have constructive discussions with us regarding our offer to acquire Genzyme Corporation. We continue to believe that our proposal is compelling for you shareholders and would provide them with immediate and substantial value that reflects the potential of Genzyme’s business and pipeline.
Subsequent to making our offer public on August 29, 2010, we met with your largest shareholders owning collectively over 50% of Genzyme’s outstanding shares. It was clear from our meetings that your shareholders are supportive of our initiative and, like us, are frustrated with your refusal to have meaningful discussions with us regarding our proposal. Your continued refusal to engage with us in a constructive manner is denying your shareholders an opportunity to receive a substantial premium, to realize immediate liquidity, and to protect against the risks associated with Genzyme’s business and operations.
After several months of our repeated requests for a meeting with you, we finally met on September 20, 2010. Unfortunately, this meeting was not productive. In an effort to advance our discussions, I shared a very narrow information request focused on confirming your anticipated manufacturing recovery. Even though we and the market have analyzed and assessed the prospects for alemtuzumab, I proposed a meeting with your commercial team to understand their perspectives on the role alemtuzumab could play in the evolving multiple sclerosis market. You were unwilling to pursue either of these or any other path forward. You were also unwilling to provide us with your perspective on an appropriate valuation for Genzyme.
You have, therefore, left us no alternative but to commence a tender offer and take our offer directly to your shareholders. We strongly believe that our offer price of $69.00 per share in cash is compelling and represents substantial value for Genzyme’s shareholders.
     61. On October 4, 2010, the Dow Jones Newswires published an article entitled, “Sanofi Hostile Bid Gives Genzyme Investors Comfort, Frustration,” reporting that Matt Loucks, a portfolio manager with Sit Investment Associates, which owns about 252,000 Genzyme shares, was growing frustrated with Genzyme’s position:
Sanofi’s move to “go hostile” highlights the lack of progress toward a deal and the potential multi month timeline that may only add a few dollars to Genzyme’s

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current stock price. For that reason, Loucks is leaning toward trimming his firm’s position in Genzyme because the money might be better used elsewhere.
Shareholders would have preferred the tender offer to begin at a higher price but ultimately understand Sanofi’s contention that it was bidding against itself. With no access to Genzyme’s financial details and a lack of other bidders, there was no reason for a higher offer.
Shareholders seem to have more frustration with Genzyme’s unwillingness to talk with Sanofi, although they understand that the process likely involves some gamesmanship.
“Hopefully this will move the [Genzyme] board toward something more constructive,” said David Katz, president and chief investment officer of Matrix Assets Advisors, a New York investment manager that owns about 261,000 Genzyme shares.
Katz wrote a letter to Genzyme’s board in August urging directors to “aggressively pursue” selling the company and, during a proxy battle led by Carl Icahn earlier this year, pushed for the resignation of Genzyme’s Chief Executive Henri Termeer.
In demonstrating Genzyme’s refusal to talk, Sanofi said Termeer refused to provide any additional value-related information in a Sept. 20 meeting with Sanofi Chief Executive Christopher Viehbacher, according to a Monday regulatory filing.
Termeer stated that he was in no hurry to reach a deal, the timing wasn’t right, and he suggested to Viehbacher that Sanofi drop its offer and consider reinitiating contact in 2011, according to Sanofi.
“It is disappointing,” Loucks said. “The fact that you aren’t even sitting down with them and discussing things to me is not right.”
     62. On October 7, 2010, defendants filed with the SEC the 14D-9 advising shareholders not to tender their shares in connection with the Offer on the grounds that the $69 price was inadequate. The 14D-9 omitted and/or misrepresented the information set forth below in contravention of §14(a) and §20(a) of the Exchange Act.
     63. The Basis for Genzyme’s Decision Not to Engage in Discussions with Sanofi and Not to Provide Sanofi with Due Diligence. The Schedule 14D-9 on pages 30-32 lists five factors that the Genzyme Board considered in determining not to recommend the Offer to Genzyme shareholders: (i) Sanofi’s $69 per share offer fails to compensate the Company’s

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shareholders for the value of the Company’s unique and industry-leading franchise; (ii) Sanofi’s opportunistic offer fails to recognize the substantial value creation potential of the Company’s five-point plan — which rightfully belongs to Genzyme’s shareholders; (iii) the offer does not reflect Genzyme’s valuable pipeline; (iv) the offer price does not adequately compensate Genzyme shareholders for the strategic importance and financial benefit to Sanofi of the transaction; and (v) the offer is financially inadequate based upon the opinions of Credit Suisse and Goldman Sachs. These statements are materially misleading and omit material information because even if these factors supported the position taken by the Board that the $69 per share Offer was inadequate, they do not adequately explain the decision made by defendants not to engage with Sanofi in constructive negotiations, including complete due diligence, as a means to induce Sanofi to increase its offer. Nowhere in the 14D-9 do defendants explain adequately why they did not engage in constructive discussions with Sanofi nor why they did not consider conducting a market check to determine whether other parties might be willing to offer more than Sanofi to acquire the Company. Without this information, Genzyme shareholders were unable to properly evaluate the Company’s value in the marketplace and the adequacy of the Offer.
     64. The Opinion of Credit Suisse Dated October 7, 2010. In connection with its consideration of the Offer, the Company engaged Credit Suisse to render an opinion on the fairness of the Offer. The 14D-9 on page 29 describes presentations made by Credit Suisse to the Genzyme Board on October 5, 2010, in connection with its rendering of the opinion that the Offer price was inadequate. The text of the opinion letter is also attached as Exhibit A(3) to the 14D-9. The description of the presentation and the opinion itself is materially misleading and omits material information. The opinion itself states that in connection with rendering the opinion, Credit Suisse:
[Has] also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to that of the Company and we have considered, to the extent publicly available, the financial terms of certain other

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business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.
     65. The 14D-9, however, provides no information about what information Credit Suisse considered, what analyses they performed with that information, the data and inputs underlying those analyses, the manner in which the analyses were preformed, and the value ranges for Genzyme that resulted from the analyses. Without this information, Genzyme shareholders were unable to independently assess the basis for Credit Suisse’s conclusion that the Offer is inadequate and what weight, if any, to place on the Credit Suisse opinion in determining whether to tender their shares in connection with the Offer.
     66. The Opinion of Goldman Sachs Dated October 7, 2010. The Company also engaged Goldman Sachs to render an opinion on the fairness of the Offer. The 14D-9 on page 29 describes presentations made by Goldman Sachs to the Genzyme Board on October 5, 2010, in connection with its rendering of the opinion that the Offer price was inadequate. The text of that opinion letter is also attached to the 14D-9 as Exhibit A(4). The description of the presentation and the opinion itself is materially misleading and omits material information. The opinion itself states that in connection with rendering the opinion, Goldman Sachs:
[C]ompared certain financial and stock market information for the Company and Parent with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biotechnology industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.
     67. The 14D-9, however, provides no information about what information Goldman Sachs considered, what analyses they performed with that information, the data and inputs underlying those analyses, the manner in which the analyses were preformed, and the value ranges for Genzyme that resulted from the analyses. Without this information, Genzyme shareholders were unable to independently assess the basis for Goldman Sachs’s conclusion that

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the Offer is inadequate and what weight, if any, to place on the Goldman Sachs opinion in determining whether to tender their shares in connection with the Offer.
     68. The Company’s Financial Forecasts. On page 29, the 14D-9 states that during meetings of Genzyme’s Board on October 5-7, 2010, the Board “reviewed the Company’s Financial Forecast[s].” In addition, in connection with the rendering of their opinions, the Credit Suisse opinion on page A-1 states that it reviewed “Company management’s financial forecasts for the Company (the “Forecasts”),” and the Goldman Sachs opinion on page B-2 states that it reviewed “certain financial analyses and forecasts for the Company including, management’s forecasts (the “Forecasts”) approved for our use by the Company, and certain adjustments thereto as reviewed and discussed by the Board of the Directors of the Company.” These passages are materially misleading and omit material information because the Forecasts themselves are not disclosed. Without this information, Genzyme shareholders were unable to understand Genzyme management’s view of the Company’s prospects moving forward and in turn, how that compares with the Offer. Accordingly, Genzyme’s shareholders were unable to determine whether to tender their shares in the Offer.
     69. The Individual Defendants were aware of their duty to disclose the foregoing material information in the 14D-9, and acted with at least negligence in failing to ensure that this material information was disclosed in the 14D-9. Absent disclosure of this material information, Genzyme shareholders were unable to make an informed decision about whether to tender their shares in connection with the Offer.
     70. Instead of providing Genzyme shareholders with the information they needed to make a fully-informed decision concerning the Offer, the 14D-9 instead threatened that the Company would employ defensive measures to ward off Sanofi. Specifically, the 14D-9 reminded shareholders (and Sanofi) that: (i) the Company “reserved the right to amend the Company’s by-laws, prior to the closing of the Offer, to elect to have the Company covered by Chapter 110D,” which would deprive a hostile acquirer of control shares the right to vote those

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shares; (ii) the Board could adopt a “poison pill;” and (iii) the Board could stagger the terms of its members to prevent Genzyme from putting forth a competing slate of directors.
     71. Nonetheless, on November 8, 2010, Viehbacher once again reached out to Genzyme in a letter to defendant Termeer that read:
Now that Genzyme’s third-quarter earnings have been released, you have had the opportunity to speak to shareholders regarding Genzyme’s business and prospects (including the detailed presentation to analysts and investors on October 22) and the market has had a chance to digest and react to all of this information, we would again like to request that you meet with us to discuss our proposal to acquire Genzyme. We continue to believe that our proposal is compelling for your shareholders and would provide them with immediate and substantial value that reflects the potential of Genzyme’s business and pipeline.
You have publicly disclosed that Genzyme’s Board has authorized management and the company’s advisors to “probe and evaluate alternatives” for Genzyme and its assets, including contacting third parties. We were encouraged to hear this, but to date, we have not been contacted or included in this process. We are prepared to meet with you and, if you prefer, with your advisors, at any time to discuss our respective views as to the appropriate value of Genzyme’s business and prospects and how to move this transaction process forward in a cooperative manner. As you will recall, at our meeting in September, I proposed several pathways to advance our discussions, such as providing us with some limited due diligence regarding manufacturing or arranging a meeting with your commercial team to discuss the prospects for Alemtuzumab. We remain ready and willing to participate in any such meetings.
You have expressed publicly (and, we understand, directly during your conversations with Genzyme shareholders) that you are committed to maximizing shareholder returns and that you value shareholders’ voices. However, we note certain comments in your Schedule 14D-9 that appear to be inconsistent with that objective.
First, you indicated that you believe that the Genzyme Board can, at any time, opt to immediately stagger the terms of its members, extending the terms of two-thirds of Genzyme’s current directors for an additional one to three years. This action would deprive shareholders of the opportunity to elect the full Genzyme Board at the 2011 annual meeting of shareholders, a right they expressly demanded. As you know, in 2006, holders of more than 85% of the outstanding shares of Genzyme common stock voted to approve an amendment to Genzyme’s Articles of Organization to provide that all directors would be elected annually. Given this, we do not believe that it would be appropriate for the Genzyme Board to disenfranchise shareholders by unilaterally staggering the terms of directors.

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Second, you stated that the Genzyme Board retains the ability to adopt a “poison pill”. As you are well aware, if adopted, the poison pill would prevent Sanofi-Aventis from acquiring Genzyme, regardless of your shareholders’ support for a transaction.
Third, you indicated that the Genzyme Board may wield the Massachusetts anti-takeover statutes in a manner that would, as a practical matter, prevent Sanofi-Aventis from acquiring Genzyme without the cooperation of Genzyme’s Board, notwithstandingyour shareholders’ support of a transaction.
We believe it would be inappropriate for the Board to take these defensive actions. If we are unable to have a direct dialog with you, in all fairness you should allow your shareholders the opportunity to decide for themselves whether or not to accept our proposal.
Your shareholders should know with certainty that you will not interfere with their right to benefit from our offer by taking any of the actions described above. Therefore, we ask that you take action to make the Massachusetts anti-takeover statute inapplicable toour offer and confirm that Genzyme’s 2011 annual meeting of shareholders, including the election of all directors, will be held on schedule on the fourth Thursday of May (May 26, 2011), as provided in your Bylaws.
It remains our preference to work together with you to reach a mutually agreeable transaction. We continue to believe that a transaction is in the best interests of the shareholders of both Genzyme and Sanofi-Aventis, and we look forward to hearing from you.
     72. In response, Genzyme once again gave Sanofi the cold shoulder in a letter dated November 8, 2010, in which defendant Termeer once again demanded an increased price but refused to provide Sanofi with any meaningful confidential information Sanofi would need in order to increase its Offer.
     73. Genzyme’s approach to the Offer was not surprising given the Company’s stated purpose to fend off Sanofi and avoid a sale of the Company completely. Defendant Termeer spent most 2010 telling people that his Company “is determined to remain independent.”
     74. On December 10, 2010, counsel for plaintiff Morelos Trust sent another letter to outside counsel for Genzyme. The December 10 letter asserts that the Genzyme Board continued to breach its fiduciary duties to plaintiff and other Genzyme shareholders by failing to properly consider Sanofi’s efforts to acquire the Company, and by failing to maximize shareholder value. The December 10 letter further urges defendants to take certain actions that

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could resolve Plaintiffs’ initial claims and could help to maximize shareholder value, including: (i) agreeing to enter into a confidentiality agreement with Sanofi to allow Sanofi access to the relevant due diligence materials; (ii) agreeing to conduct a market check to determine whether any other parties were interested in acquiring Genzyme; (iii) disclosing to Genzyme’s shareholders all material information concerning the Company’s intrinsic value and the process it has engaged in to assess the Offer; and (iv) confirming that the Company will not implement any defensive or anti-takeover measures.
     75. On December 14, 2010, Sanofi announced that it would extend the Offer’s expiration date to January 21, 2011.
     76. Beginning in mid-December 2010, the respective financial advisors for Genzyme (Credit Suisse and Goldman Sachs) and Sanofi (Evercore Partners Inc. and J.P. Morgan Chase & Co.) began discussing a transaction structure that would include a contingent value right relating to Alemtuzumab, one of Genzyme’s promising products. However, even as part of these discussions, “[n]o confidential information regarding the Company has been provided to Sanofi in the course of these discussions.”
     77. On December 22, 2010, the Wall Street Journal, in an article entitled “Is Genzyme Ready to Cave to Sanofi?,” reported that Genzyme, faced with a hostile takeover bid and the reality that it had scared off all other potential bidders, began to “soften its stance” towards Sanofi:
[I]t is amazing how much an attitude can change when your printout of suitors lists exactly one name... It’s still unclear whether the parties can reach an agreement. But, after Genzyme refused for months to talk to France’s Sanofi about its $18.5 billion hostile offer, there appears to be hope that the two sides can overcome their differences [because] ... analysts aren’t holding their breaths for a better offer.
     78. On January 8, 2011, Sanofi announced a modified deal structure that, according to the Wall Street Journal, “would eventually value [Genzyme] at about $80 per share.” The article entitled, the Wall Street Journal, “Sanofi, Genzyme Discuss New Deal Idea,” stated, in part:

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The $80 figure includes a structure known as a contingent value rights, or CVR, which is often used when buyers and sellers can’t agree on a purchase price and usually kicks in after an acquired company meets sales or regulatory targets.
There is still no final agreement and a deal may not happen ... But the differences between the two sides have begun to narrow . . . .
Sanofi has been pursuing Genzyme since last summer and made a hostile bid at $69 a share, or $18.5 billion, which Genzyme said grossly undervalued the company. Genzyme had refused to engage with Sanofi, but has since softened its stance as other suitors failed to materialize.
     79. The article also noted, however, that, despite the potential size and complexity of such a deal, “Genzyme hasn’t invited Sanofi to conduct due diligence.”
     80. On January 12, 2011, a Bloomberg.com story reported that the companies were talking and that those discussions were “progressing.”
     81. On January 13, 2011, Sanofi announced that the European Commission had cleared Sanofi’s proposed acquisition of Genzyme unconditionally pursuant to European Union merger control rules.
     82. On January 18, 2011, Plaintiffs filed their Amended Shareholder Class Action Complaint (“Amended Complaint”) in this Court. The Amended Complaint alleged that defendants had refused to enter into discussions with Sanofi as their fiduciary duties required and instead were attempting to entrench themselves in their current positions of power and control over the Company. The Amended Complaint further alleged (as also alleged herein) that the 14D-9, and the subsequent amendments thereto, contained material omissions and/or misstatements in violation of §14(a) and§ 20(a) of the Exchange Act.
     83. On January 24, 2011, a Bloomberg.com story reported that Sanofi extended its Offer for Genzyme to allow more time for the companies to negotiate a transaction, as well as a contingent value right, or potential additional payments tied to the performance of Genzyme’s experimental multiple sclerosis drug Lemtrada.
     84. On January 31, 2011, Genzyme filed an Amendment No. 19 to schedule 14D-9/A with the SEC stating that the ongoing discussions with Sanofi had progressed to the point where

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Genzyme’s Board finally authorized the Company to enter into a confidentiality agreement with Sanofi in order to allow Sanofi to conduct due diligence.
     85. On February 16, 2011, Genzyme filed a Form 8-K announcing it had entered into an Agreement and Plan of Merger with Sanofi pursuant to which Sanofi agreed to amend its previously commenced Offer and will acquire all the outstanding shares of Genzyme common stock through a tender offer for $74 per share in cash and one CVR in accordance with a CVR Agreement. That same day, Genzyme filed a Form SC TO-T/A amended tender offer statement concerning the Revised Offer.
     86. The CVR portion of the consideration entitles holders thereof to cash payments ranging from $0-$14 per CVR depending upon whether certain approval, production, and sales milestones are reached. For example, if the FDA approves Alemtuzumab for treatment of multiple sclerosis on or before March 31, 2014, all CVR holders are entitled to $1 per CVR. In addition, if 79,000+ units of Fabrazyme and 734,600+ units of Cerezyme are produced and released for shipment by December 31, 2011, CVR holders are entitled to another $1 per CVR held. Including those just described, there are a total of six such milestones which would entitle CVR holders to additional cash payments ranging from $1-$4.
     87. The Agreement and Plan of Merger also provides Sanofi with a Top-Up Option allowing it (assuming it acquires at least 75% of the Genzyme shares issued and outstanding) to purchase from the Company those additional shares that, when added to the amount Sanofi already owns, will exceed the 90% ownership threshold necessary to commence a short-form merger. The Agreement and Plan of Merger also contains a no-solicitation provision whereby Genzyme is precluded from soliciting or encouraging the submission of proposals by any potential acquirers in any way. However, even if an unsolicited third-party superior proposal is made, Genzyme is still required to inform Sanofi of such offer and its terms and negotiate with Sanofi at its request. Finally, in the event that, among other things, a superior proposal is accepted, Genzyme is required to pay Sanofi a termination fee in the amount of $575 million.

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     88. The increased consideration reflected in the Revised Offer resulted from the Genzyme Board finally agreeing to do what Plaintiffs have been urging them to do for months — namely, provide Sanofi with the necessary non-public information and negotiate in good faith with Sanofi.
THE MATERIALLY MISLEADING 14D-9/A
     89. On March 7, 2011, Genzyme filed the 14D-9/A with the SEC recommending, on behalf of the Board, that Genzyme shareholders accept the Revised Offer and tender their shares. As described below, the 14D-9/A contains materially false and misleading statements or omissions, which constitute violations of §14(a) and §20(a) of the Exchange Act and state law breaches of the fiduciary duty of candor. Specifically, the 14D-9/A contains numerous materially misleading statements and/or omissions concerning the financial analyses provided by Credit Suisse and Goldman Sachs in connection with the rendering of their fairness opinion, including the following:
     90. Illustrative intrinsic values of the CVR. The description of the financial advisors’ attempt to value the CVR is materially misleading because it does not disclose the time periods contemplated to reach each of the milestones listed in the projections, and does not disclose the methodology and assumptions that yielded the discount rate range of 7.5%-9.5% as an estimate of the Company’s weighted average cost of capital. Without this information, Genzyme shareholders are unable to determine whether the analysis was performed properly and, thus, what weight, if any, to place on the analysis in determining whether the CVR adequately values their shares in the Company going forward.
     91. DCF Analysis of the Company (excluding Pipeline Products). The description of this analysis is materially misleading because it does not disclose:
          (a) Whether stock-based compensation expense was treated as a cash expense;

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          (b) The forecast for stock-based compensation expense as a separate line item in the projections;
          (c) The unlevered free cash flows excluding the effect of the Pipeline Products as a separate line item in the projections;
          (d) The basis for Credit Suisse’s selection of terminal multiples ranging from 9.5x-13.5x unlevered net income;
          (e) The basis for Goldman Sachs’s selection of perpetuity growth rates ranging from 0.0%-2.0%;
          (f) The “amount by which the Company’s cash and cash equivalents (including cash received from the sales of the Company’s Genetic Testing and Diagnostics Businesses less estimated taxes payable in connection with those sales), short-term investments and investments in equity securities exceeded the Company’s outstanding indebtedness based on information provided by Company management....”; and
          (g) That each co-financial advisor increased, rather than “reduced,” the range of illustrative enterprise values it calculated, as stated in the 14D-9/A.
     92. Without the information set forth above, shareholders are unable to asses whether the DCF analyses were performed properly, and in turn, what weight, if any, to place on the financial advisors’ fairness opinion.
     93. DCF Analysis of Each of Pipeline Products. The description of this analysis is materially misleading because the unlevered free cash flows of each of the separate Pipeline Products are not set forth as separate line items in the Projections. In addition, the basis for selecting perpetuity growth rates of (10%) to (5%) for Alemtuzumab is not disclosed as well as the reason why contraction into perpetuity is a reasonable assumption in light of the more favorable growth rates for Mispomersen and Ataluren. The basis for the selection of perpetuity growth rates of (2.0%) to 2.0% for Mispomersen and Ataluren also is not disclosed.

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     94. Without the information set forth above, shareholders are unable to asses the value of Genzyme’s product pipeline and whether the DCF analysis was performed properly. Thus, shareholders are unable to determine what weight, if any, they should give to this analysis.
     95. Credit-Suisse’s Selected Companies Analysis. The description of this analysis is materially misleading because it does not disclose:
          (a) The individual Enterprise Value to 2011E EBITDA and 2011P/E multiples observed by Credit Suisse for each of the Selected Companies (as that term is defined in 14D-9);
          (b) The implied value range from the application of the selected EBITDA multiples separately from the implied value range from the application of the selected P/E multiples; and
          (c) That each co-financial advisors increased, rather than “reduced,” the final range of illustrative enterprise values as stated in the 14-9/A.
     96. Without the information set forth above, shareholders are unable to asses whether Credit Suisse’s Selected Companies Analysis was performed properly, and in turn, what weight, if any, to place on Credit Suisse’s fairness opinion.
     97. Goldman Sachs’s Trading Comparables Analysis. The description of this analysis is materially misleading because it does not disclose:
          (a) That Goldman Sachs utilized enterprise values for the Company (i) on July 1, 2010 which subtracted the amount of the Company’s net cash; and (ii) on February 14, 2011 which subtracted the amount of the Company’s cash and equivalents;
          (b) Why an illustrative price of $60 per share was a reasonable assumption as the repurchase price for the Company’s shares, given that the stock was trading at $49.86 per share on July 1, 2010;
          (c) The median estimates of the Company’s long-term growth rate as of July 1, 2010, and February 14, 2011, utilized by Goldman Sachs in this analysis; and

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          (d) The individual Enterprise Value to 2011E Revenue and 2011E EBITDA, 2011E P/E and 2011E PEG multiples for each of the Selected Companies for each date of July 1, 2010, and February 14, 2011.
     98. Without the information set forth above, shareholders are unable to asses whether Goldman Sachs’s Selected Companies Analysis was performed properly, and in turn, what weight, if any, to place on Goldman Sachs’s fairness opinion.
     99. Credit Suisse’s Selected Acquisitions Analysis. The description of this analysis is materially misleading because it does not disclose:
          (a) The individual Enterprise Value to LTM Revenue, LTM EBITDA, Next Year Revenue and Next Year EBITDA multiples observed by Credit Suisse for each of the Selected Transactions;
          (b) The implied value ranges from the application of the selected revenue and EBITDA multiples separately;
          (c) Why Credit Suisse elected to not apply multiples to the Company’s LTM EBITDA; and
          (d) That Credit Suisse increased, not “reduced,” the final range of illustrative enterprise values.
     100. Without this information, shareholders are unable to assess whether the analysis was performed properly, and in turn, what weight, if any, to place on Credit Suisse’s fairness opinion.
     101. Goldman Sachs’s Present Value of Future Share Price Analysis. The description of this analysis is materially misleading because it does not disclose:
          (a) The methodology and assumptions that yielded the discount rate of 8.5% as an estimate of the Company’s cost of equity; and
          (b) The separate implied value ranges for each of the years, 2012-2015.

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     102. Without the information set forth above, shareholders are unable to asses whether Goldman Sachs’s Present Value of Future Share Price Analysis was performed properly, and in turn, what weight, if any, to place on Goldman Sachs’s fairness opinion.
     103. The Individual Defendants were aware of their duty to disclose the foregoing material information in the 14D-9/A, and acted with at least negligence in failing to ensure that this material information was disclosed in the 14D-9/A. Absent disclosure of this material information, Genzyme shareholders are unable to make an informed decision about whether to tender their shares in connection with the Revised Offer.
COUNT I
Against the Individual Defendants and Genzyme for Violations of
§14(a) of the Exchange Act
     104. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.
     105. During the relevant period, the Individual Defendants and Genzyme disseminated the false and misleading 14D-9 and 14D-9/A specified above, which fail to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.
     106. The 14D-9 and 14D-9/A were prepared, reviewed, and/or disseminated by the Individual Defendants and Genzyme. The filings misrepresent and/or omit material facts, including material information about the consideration offered in the Offer and Revised Offer, and the actual intrinsic value of the Company’s assets.
     107. In so doing, the Individual Defendants and Genzyme made untrue statements of material facts and omitted to state material facts necessary to make the statements that were made not misleading in violation of §14(a) of the Exchange Act. The Individual Defendants and Genzyme were aware of this information and of their duty to disclose this information in the 14D-9 and 14D-9/A.

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     108. The Individual Defendants and Genzyme were at least negligent in filing the 14D-9 and 14D-9/A with these materially false and misleading statements.
     109. The omissions and false and misleading statements in the 14D-9 and 14D-9/A are material in that a reasonable shareholder would consider them important in deciding whether to tender their shares, initially in the Offer, and now in the Revised Offer. In addition, a reasonable investor would view a full and accurate disclosure as significantly altering the “total mix” of information made available in the 14D-9 and 14D-9/A and in other information reasonably available to shareholders.
     110. By reason of the foregoing, the Individual Defendants and Genzyme have violated §14(a) of the Exchange Act.
     111. Because of the false and misleading statements in the 14D-9/A, Plaintiffs are threatened with irreparable harm, rendering money damages inadequate. Therefore, injunctive relief is appropriate to ensure defendants’ misconduct is corrected.
COUNT II
Against the Individual Defendants for Violation of §20(a) of the Exchange Act
     112. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.
     113. The Individual Defendants acted as controlling persons of Genzyme within the meaning of §20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of Genzyme, participation in and/or awareness of the Company’s operations, and/or intimate knowledge of the false statements contained in the 14D-9 and 14D-9/A filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiffs contend are false and misleading.
     114. Each of the Individual Defendants were provided with or had unlimited access to copies of the 14D-9, the 14D-9/A, and other statements alleged by Plaintiffs to be misleading

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prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.
     115. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The 14D-9 at issue contains the unanimous recommendation of each of the Individual Defendants for shareholders not to tender their stock in connection with the Offer. In addition, the 14D-9/A contains a unanimous recommendation by each of the Individual Defendants to tender their stock in connection with the Revised Offer. They were thus directly involved in the making of this document.
     116. By virtue of the foregoing, the Individual Defendants have violated §20(a) of the Exchange Act.
     117. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated §14(a) and SEC Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to §20(a) of the Exchange Act. As a direct and proximate result of defendants’ conduct, Plaintiffs and the Class will be irreparably harmed.
COUNT III
Breach of Fiduciary Duty of Disclosure Against the Individual Defendants
     118. Plaintiffs incorporate by reference and reallege each and every allegation set forth above, as though fully set forth herein.
     119. The Individual Defendants owe the duty of full and fair disclosure to the Company’s stockholders. The Individual Defendants have breached that duty as alleged in detail herein.

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The Individual Defendants’ breaches have and will damage Plaintiffs and the Class. Due to this breach of duty, Plaintiffs and the Class have no means by which to protect their interests absent the Court’s appointment of an independent special committee as described above.
COUNT IV
Claim for Aiding and Abetting Breach of Fiduciary Duty Against Sanofi
     120. Plaintiffs incorporate by reference and realleges each and every allegation contained above as though fully set forth herein.
     121. The Individual Defendants owed to Plaintiffs and the members of the Class certain fiduciary duties as fully set out herein.
     122. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to Plaintiffs and the members of the Class.
     123. Defendant Sanofi colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and was an active and knowing participant in the Individual Defendants’ breaches of fiduciary duties owed to Plaintiffs and the members of the Class.
     124. Defendant Sanofi participated in the breach of the fiduciary duties by the Individual Defendants for the purpose of advancing its own interests. Defendant Sanofi obtained and will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants’ breaches. Plaintiffs and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.
PRAYER FOR RELIEF
     WHEREFORE, Plaintiffs pray for relief, in favor of the Class and against defendants as follows:
     A. Declaring that this action is properly maintainable as a class action;
     B. Enjoining defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Revised Offer, unless and until they comply with

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their duties under §14(a) and §20(a) of the Exchange Act to provide shareholders with all the material information described herein;
     C. Directing defendants to comply with their fiduciary duty to disclose to Genzyme’s public shareholders all material information;
     D. Awarding Plaintiffs the costs an disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     E. Granting such other relief as this Court may deem just and proper under the circumstances.
JURY TRIAL DEMANDED
     Plaintiffs hereby demand a trial by jury.

Dated: March 22, 2011
Respectfully submitted,

ROBBINS UMEDA LLP
MARC M. UMEDA
STEPHEN J. ODDO
ARSHAN AMIRI
JUSTIN D. RIEGER

/s/ Stephen J. Oddo
STEPHEN J. ODDO, PHV

600 B Street, Suite 1900
San Diego, CA 92101
Telephone: (619) 525-3990
Facsimile: (619)525-3991
E-mail: mumeda@robbinsumeda.com
soddo@robbinsumeda.com
aamiri@robbinsumeda.com
jrieger@robbinsumeda.com

HARWOOD FEFFER LLP
ROBERT I. HARWOOD JEFFREY M. NORTON 488
Madison Ave. New York, NY 10022 Telephone:
(212) 935-7400 Facsimile: (212) 753-3630
Email: rharwood@hfesq.com
jnorton@hfesq.com

Interim Co-Lead Counsel for Plaintiffs and the

Case 1:10-cv-11356-JLT Document 38-1 Filed 03/22/11 Page 34 of 35

Proposed Class
RICHARD M. GELB, BBO# 188240
DANIEL K. GELB, BBO# 659703
STAMENIA (STEPHANIE)
TZOUGANATOS, BBO# 661509
GELB & GELB LLP
84 State Street, 4th Floor
Boston, MA 02109
Telephone: (617) 345-0010
Facsimile: (617) 345-0009
Email: rgelb@gelbgelb.com
dgelb@gelbgelb.com
stzouganatos@gelbgelb.com

HUTCHINGS, BARSAMIAN,
MANDELCORN
& ZEYTOONIAN, LLP
THEODORE M. HESS-MAHAN, BBO
#557109
110 Cedar Street, Suite 250
Wellesley Hills, MA 02481
Telephone: (781) 431-2231
Facsimile: (781) 431-8726
E-mail: thess-
mahan@hutchingsbarsamian.com

Interim Liaison Counsel for Plaintiffs and the Proposed Class
Of Counsel

JOHNSON BOTTINI, LLP
FRANK J. JOHNSON
FRANK A. BOTTINI, JR.
SHAWN E. FIELDS
501 West Broadway, Suite 1720
San Diego, CA 92101
Telephone: (619) 230-0063
Facsimile: (619) 238-0622
Email: frankj@johnsonbottini.com
frankb@johnsonbottini.com
shawnf@johnsonbottini.com

WOLF HALDENSTEIN ADLER FREEMAN HERZ LLP
GREGORY M. NESPOLE
GUSTAVO BRUCKNER

Case 1:10-cv-11356-JLT Document 38-1 Filed 03/22/11 Page 35 of 35

MARTIN E. RESTITUYO
270 Madison Avenue
New York, NY 10016
Telephone: (212) 545-4600
Facsimile: (212) 545-4653
Email: nespole@whafh.com
bruckner@whafh.com
restituyo@whafh.com

POMERANTZ HAUDEK GROSSMAN & GROSS LLP
MARC I. GROSS
H. ADAM PRUSSIN
100 Park Avenue
New York, NY 10017
Telephone: (212) 661-1100
Facsimile: (212) 661-8665
Email: migross@pomlaw.com
haprussin@pomlaw.com

Case 1:10-cv-11356-JLT Document 38-2 Filed 03/22/11 Page 1 of 3
EXHIBIT B

Case 1:10-cv-11356-JLT Document 38-2 Filed 03/22/11 Page 2 of 3
UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

IN RE GENZYME COPRORATION	)	Master Docket No. 1:10-CV-11356
SHAREHOLDER LITIGATION	)

	)	CLASS ACTION
This Document Relates To:	)
	)	[PROPOSED] ORDER GRANTING
ALL ACTIONS.	)	PLAINTIFFS’ MOTION FOR LEAVE TO FILE SECOND AMENDED SHAREHOLDER CLASS ACTION COMPLAINT
)
)
)

     Having considered the Motion for Leave to File Second Amended Shareholder Class Action Complaint by plaintiffs Jerry L. & Mena M. Morelos Revocable Trust, Bernard Malina, Emanuel Resendes, William S. Field, III, Trustee U/A Dated October 12, 1991 by William S. Field Jr., and Warren Pinchuck (collectively, “Plaintiffs”) (the “Motion”), all papers filed in support and in opposition thereto, the argument of counsel, and good cause appearing therefore,
IT IS HEREBY ORDERED that:
     1. Plaintiffs’ Motion is GRANTED.
     2. The Second Amended Shareholder Class Action Complaint (“SACC”) attached to the Motion as Exhibit A is accepted for filing.
     3. Defendants shall have up to 14 days from service of this Order to answer, plead, or otherwise respond to the SACC, unless otherwise agreed upon by the parties.1 In the event

[1]	“Defendants” are Henri A. Termeer, Michael S. Wyzga, Robert J. Carpenter, Charles L. Cooney, Douglas A. Berthiaume, Gail K. Boudreaux, Robert J. Bertolini, Victor J. Dzau, Connie

Case 1:10-cv-11356-JLT Document 38-2 Filed 03/22/11 Page 3 of 3
that Defendants file any motions directed at the SACC, Plaintiffs shall file their opposition within 14 days of service of the motions, unless otherwise agreed upon by the parties.
     IT IS SO ORDERED.

DATED	JENNIFER C. BOAL
MAGISTRATE JUDGE, U.S.D.C.
Mack III, Richard F. Syron, Ralph V. Whitworth, Steven Burakoff, Eric Ende, Dennis M. Fenton, and Genzyme Corporation.